Exhibit 99.1

No. 1 New Square Bedfont Lakes Business Park Feltham, Middlesex TW14 8HA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 10, 2019
Dear Shareholder:
It is my pleasure to invite you to attend Nomad Foods Limited’s 2019 Annual Meeting of Shareholders (the “Annual Meeting”). The meeting will be held on June 19, 2019, at 8:30 a.m. London time, at the London Headquarters of Nomad Foods Limited, No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA. At the meeting, you will be asked to:

1.	Elect twelve members of the Board of Directors for a one-year term expiring at the 2020 Annual Meeting of Shareholders.

2.	Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2019 fiscal year.

3.	Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.
Only shareholders of record as of the close of business on May 3, 2019 may vote at the Annual Meeting. It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you may hold. Whether or not you plan to attend, we encourage you to vote as promptly as possible. Shareholders of record as of May 3, 2019 are entitled to vote at the meeting in one of the following ways:

By Telephone	By Internet	By Mail	In Person
You can vote by calling
1-800-652-VOTE (8683) from the USA, US Territories and Canada or 1-781-575-2300 if you are outside the USA, US Territories and Canada. You will need your 15-digit control number on your proxy card or voting instruction form.
	You can vote online at www.investorvote.com/NOMD. You will need your 15-digit control number on your proxy card or voting instruction form.	You can vote by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope.	You can vote in person. For instructions on attending the Annual Meeting in person, please see page 2.

This Notice, the Proxy Statement and our 2018 Annual Report are first being distributed to shareholders on or about May 10, 2019.

We look forward to seeing you on June 19, 2019.

Sincerely,
Sir Martin Ellis Franklin, KGCN
Co-Chairman of the Board of Directors

PROXY STATEMENT

PROXY STATEMENT

The Board of Directors (the “Board”) of Nomad Foods Limited (“we,” “us,” “Nomad” or the “Company”) is soliciting proxies to be voted at the 2019 Annual Meeting of Shareholders. By using a proxy, you can vote even if you do not attend the Annual Meeting. This proxy statement describes the matters on which you are being asked to vote so you can make an informed decision.
QUESTIONS AND ANSWERS

Q:	What am I voting on?

A:	At the Annual Meeting, you will be asked to vote on the following proposals. Our Board recommendation for each of these proposals is set forth below.

Proposal	Board Recommendation
1. To elect twelve members of the Board of Directors, each to hold office for a one-year term expiring at the 2020 Annual Meeting of Shareholders.	FOR each Director Nominee

2. To ratify the selection of PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the 2019 fiscal year.	FOR

We will also consider other business that properly comes before the meeting in accordance with the laws of the British Virgin Islands (“BVI law”) and our Memorandum and Articles of Association (the “Memorandum and Articles”).

Q:	Who can vote?

A:
Holders of our ordinary shares, no par value, (the “Ordinary Shares”) and of our founder preferred shares, no par value, (the “Preferred Shares”), which we sometimes collectively refer to as the “Shares”, at the close of business on May 3, 2019 (the “Record Date”) are entitled to vote their Shares at the Annual Meeting.

Q:	How many votes are eligible to be cast at the Annual Meeting?

A:
As of the Record Date, there were 194,452,075 Ordinary Shares and 1,500,000 Preferred Shares issued, outstanding and entitled to vote. Each Ordinary Share and each Preferred Share carries the right to one vote on each matter to be voted on at the Annual Meeting.

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PROXY STATEMENT

Q:	What rules govern our Annual Meeting and the voting process?

A:
We will hold our Annual Meeting in accordance with the corporate governance practices of the British Virgin Islands and our Memorandum and Articles. As we are a foreign private issuer, as defined by the rules of the United States Securities and Exchange Commission (the “SEC”), we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the New York Stock Exchange (“NYSE”) related to the furnishing and content of proxy statements. In addition, as a foreign private issuer, we are generally not required to follow the voting requirements applicable to U.S. domestic issuers under the NYSE rules.

Q:	What constitutes a quorum, and why is a quorum required?

A:
We are required to have a quorum of shareholders present to conduct business at the meeting. The presence at the meeting, in person or by proxy, of one shareholder entitled to vote on the matter to be presented will constitute a quorum, permitting us to conduct the business of the meeting.

Q:	What is the difference between a “shareholder of record” and a “street name” holder?

A:
If your Shares are registered directly in your name with our transfer agent, Computershare, you are considered a “shareholder of record” or a “registered shareholder” of those Shares. If your Shares are held in a stock brokerage account or by a bank, trust or other nominee or custodian (each, a “Broker”), you are considered the “beneficial owner” of those Shares, which are held in “street name."

Q:	How do I vote?

A:	If you are a shareholder of record, you may vote:

•	By Internet. The enclosed proxy card indicates the website you may access for Internet voting. The Internet voting system allows you to confirm that the system has properly recorded your votes.

•
By Telephone. If you are located in the United States, United States territories or Canada, you can vote your proxy by calling 1-800-652-VOTE (8683). If you are located outside the United States, you can vote by calling 1-781-575-2300. If you vote by telephone, you do not need to return your proxy card.

•
By Mail. If you are located in the United States, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope to ensure delivery. In order to ensure that your vote is received on or prior to the date of the Annual Meeting, we recommend that your proxy card be returned by overnight mail.

•
In Person at the Annual Meeting. If you attend the Annual Meeting, we will give you a ballot when you arrive. Even if you plan to attend the Annual Meeting, we encourage you to vote your Shares by proxy so that your vote will be counted if you later decide not to attend the meeting.

If you are a beneficial owner, you must follow the voting procedures of your Broker.

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PROXY STATEMENT

Q:	What are the requirements to elect the director nominees?

A:
The affirmative vote of a majority of Shares present and entitled to vote at the Annual Meeting is required in order for a director to be elected. Abstentions will have the effect of a vote “AGAINST” a director nominee.

Q:	What are the requirements for ratification of PwC as our independent registered public accounting firm?

A:
The affirmative vote of a majority of Shares present and entitled to vote at the Annual Meeting is required for the ratification of PwC as our independent registered public accounting firm for the 2019 fiscal year. Abstentions will have the effect of a vote “AGAINST” the ratification proposal.

Q:	What if I am a beneficial owner and I do not give the nominee voting instructions?

A:
If you are a beneficial owner and your Ordinary Shares are held in “street name,” the Broker is bound by the rules of the NYSE regarding whether or not it can exercise discretionary voting power for any particular proposal if the Broker has not received voting instructions from you. Brokers have the authority to vote on behalf of Shares for which their customers do not provide voting instructions on certain routine matters. The ratification of PwC as our independent registered public accounting firm is considered routine. A broker non-vote occurs when a Broker returns a proxy but does not vote on a particular proposal because the Broker does not have discretionary authority to vote on the proposal and has not received specific voting instructions for the proposal from the beneficial owner of the shares. Broker non-votes are included in the calculation of the number of votes considered to be present at the meeting for purposes of determining the presence of a quorum, however, as broker non-votes are deemed not entitled to vote at the meeting with regard to the director election proposal, they do not have any effect on the outcome of that vote.

The director election proposal described in this proxy statement does not relate to a routine matter. As a result, your Broker may not exercise discretion and vote your Shares for or against the director nominees.

Q:	What if I sign and return my proxy without making any selections?

A:
If you sign and return your proxy without making any selections, your Ordinary Shares or Preferred Shares will be voted “FOR” each of the director nominees and “FOR” the ratification of the appointment of PwC as our independent registered public accounting firm for the 2019 fiscal year. If other matters properly come before the meeting, the persons named as proxy holders, Stéfan Descheemaeker and Samy Zekhout, or either of them, will have the authority to vote on those matters for you at their discretion. If your Ordinary Shares are held in “street name,” see the question above on how to vote your Shares.

Q:	How do I change my vote?

A:
A shareholder of record may revoke his or her proxy by giving written notice of revocation to
Computershare before the meeting, by delivering a later-dated proxy (either in writing, by telephone or over the Internet), or by voting in person at the Annual Meeting.

If your Ordinary Shares are held in “street name,” you may change your vote by following your Broker’s procedures for revoking or changing your proxy.

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PROXY STATEMENT

Q:	What shares are covered by my proxy card?

A:	Your proxy reflects all Ordinary Shares or Preferred Shares owned by you at the close of business on May 3, 2019.

Q:	What does it mean if I receive more than one proxy card?

A:
If you receive more than one proxy card, it means that you hold Ordinary Shares in more than one account. To ensure that all of your Ordinary Shares are voted, you should sign and return each proxy card. Alternatively, if you vote by telephone or via the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

Q:	Who can attend the Annual Meeting?

A:
Only holders of Ordinary Shares or Preferred Shares and our invited guests are permitted to attend the Annual Meeting. To gain admittance, you must bring a form of government-issued identification to the meeting, where your name will be verified against our shareholder list. If a Broker holds your Ordinary Shares and you plan to attend the meeting, you should bring a brokerage statement showing your ownership of the Ordinary Shares as of the Record Date or a letter from the Broker confirming such ownership, and a form of government-issued identification. If you wish to vote your Ordinary Shares that are held by a Broker at the meeting, you must obtain a proxy from your Broker and bring such proxy to the meeting. Cameras and other recording devices will not be permitted at the Annual Meeting.

Q:	If I plan to attend the Annual Meeting, should I still vote by proxy?

A:
Yes. Casting your vote in advance does not affect your right to attend the Annual Meeting. If you send in your proxy card and also attend the meeting, you do not need to vote again at the meeting unless you want to change your vote. Written ballots will be available at the Annual Meeting for shareholders of record.

Q:	How can I access the Company’s public filings with the SEC?

A:	You may access any of our public filings with the SEC through the Investors - SEC Filings link on our website at www.nomadfoods.com.

Q:	What should I do if I have other questions?

A:
If you have additional questions about this proxy statement or the Annual Meeting or would like additional copies of this proxy statement, please contact: Nomad Foods Limited, No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, Attention: Legal Department, Telephone: +(44) 208 918 3200.

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PROPOSAL I – ELECTION OF DIRECTORS > NOMINEES FOR DIRECTOR

PROPOSAL I — ELECTION OF DIRECTORS

Introduction
Our Memorandum and Articles provide that our Board must be composed of at least one director. Our Board currently consists of thirteen directors. One of our current directors, Paul Kenyon, is not standing for re-election at the Annual Meeting, therefore, immediately following the Annual Meeting, the size of our Board will be reduced to twelve directors. Pursuant to our Memorandum and Articles and a resolution of directors, our directors are appointed at the annual meeting of shareholders for a one-year term, with each director serving until the annual meeting of shareholders following his or her election.
Upon the recommendation of the Nominating and Corporate Governance Committee of our Board, our Board has nominated the following persons for election at the Annual Meeting, each for a one-year term that expires at the 2020 Annual Meeting of Shareholders: (i) Sir Martin Ellis Franklin, KGCN, (ii) Noam Gottesman, (iii) Ian G.H. Ashken, (iv) Stéfan Descheemaeker, (v) Mohamed Elsarky, (vi) Jeremy Isaacs CBE, (vii) James E. Lillie, (xiii) Stuart M. MacFarlane, (ix) Lord Myners of Truro CBE, (x) Victoria Parry, (xi) Simon White and (xii) Samy Zekhout. Our Board appointed Mr. MacFarlane as a director on May 8, 2019. Each nominee currently serves as a director of the Company and has consented to continuing his or her service if re-elected.
Nomination of Directors by Preferred Shareholders
The initial holders of 20% or more of our Preferred Shares are entitled to nominate, and the Board is required to appoint, one director to the Board. If such holder notifies the Company in writing to remove any director nominated by him or her, the other directors must remove such director, and the holder will have the right to nominate a director to fill the resulting vacancy. In the event an initial holder of the Preferred Shares ceases to be a holder of Preferred Shares or holds less than 20% of the Preferred Shares in issue, such initial holder will no longer be entitled to nominate a person as a director, and the holders of a majority of the outstanding Preferred Shares will instead be entitled to exercise that initial holder’s former rights to appoint a director. Of the outstanding Preferred Shares, 50% are held by an entity affiliated with Sir Franklin and 50% are held by an entity affiliated with Mr. Gottesman. Although each of Sir Franklin and Mr. Gottesman serve on the Board, neither of them has nominated any persons to serve as directors of the Company at this time.
Director Qualifications
We believe that each of our nominees has the experience, skills and qualities to fully perform his or her duties as a director and to contribute to our success. Each of our nominees is being nominated because we believe that he or she adheres to the highest standards of personal integrity and possesses excellent interpersonal and communication skills, is highly accomplished in his or her field, has an understanding of the interests and issues that are important to our shareholders and is able to dedicate sufficient time to fulfilling his or her obligations as a director. Our nominees as a group complement each other and each other’s respective experiences, skills and qualities.
Each nominee’s biographical information, including his or her principal occupation, business experience, qualifications and other information appears on the following pages.
Our Board recommends a vote FOR the election of each of the following director nominees.

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PROPOSAL I – ELECTION OF DIRECTORS > NOMINEES FOR DIRECTOR

NOMINEES FOR DIRECTOR

SIR MARTIN ELLIS FRANKLIN, KGCN	Director Since: 2014 Age: 54 • Co-Chairman of the Board
Sir Martin Ellis Franklin, KGCN, our co-founder and co-Chairman, has been a director of Nomad since April 2014. Sir Martin Ellis Franklin, KGCN is the founder and CEO of Mariposa Capital LLC and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Currently, Sir. Franklin is also Founder and non-employee Executive Chairman of Element Solutions Inc (previously known as Platform Specialty Products Corporation), a director of Restaurant Brands International Inc. and a founder and non-executive director of J2 Acquisition Limited. Sir. Franklin was the co-founder and Chairman of Jarden Corporation ("Jarden") from 2001 until April 2016 when Jarden merged with Newell Brands Inc ("Newell"). Sir. Franklin became Chairman and Chief Executive Officer of Jarden in 2001, and served as Chairman and Chief Executive Officer until 2011, at which time he began service as Executive Chairman. Prior to founding Jarden in 2001, Sir Franklin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000. In the last five years, Sir. Franklin served as a director of the following public companies: Newell Brands, Inc., and Burger King Worldwide, Inc. (until its transaction with Tim Hortons, Inc. and the creation of Restaurant Brands in December 2014).

NOAM GOTTESMAN	Director Since: 2014 Age: 57 • Co-Chairman of the Board
Noam Gottesman, our co-founder and co-Chairman has been a director of Nomad since April 2014. Mr. Gottesman is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman is also a co-founder and non-executive director of Landscape Acquisition Holdings Limited, an acquisition vehicle that completed its $500 million initial public offering and listing on the London Stock Exchange in November 2017. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.

IAN G.H. ASHKEN	Director Since: 2016 Age: 58 Committees: • Audit • Compensation
Ian G.H. Ashken was the co-founder of Jarden and served as its Vice Chairman and President until the consummation of Jarden’s business combination with Newell in April 2016. Mr. Ashken was appointed to the Jarden board on June 25, 2001 and served as Vice Chairman, Chief Financial Officer and Secretary from September 24, 2001. Mr. Ashken was Secretary of Jarden until February 15, 2007 and Chief Financial Officer until June 12, 2014. Prior to Jarden, Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken also serves as a director of Element Solutions Inc and is a director or trustee of a number of private companies and charitable institutions. During the last five years, Mr. Ashken also previously served as a director of Newell Brands, Inc.

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PROPOSAL I – ELECTION OF DIRECTORS > NOMINEES FOR DIRECTOR

STÉFAN DESCHEEMAEKER	Director Since: 2015 Age: 59
Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company on June 1, 2015. He was previously at Delhaize Group SA, the international food retailer, where he was Chief Financial Officer between 2008 and 2011 before becoming Chief Executive Officer of its European division until October 2013. Since leaving Delhaize Group SA, Mr. Descheemaeker has taken on board positions with Telenet Group Holdings N.V. and Group Psychologies, served as an industry advisor to Bain Capital and been a professor at the Université Libre de Bruxelles. Between 1996 and 2008, Mr. Descheemaeker was at Interbrew (now Anheuser-Busch InBev) where he was Head of Strategy & External Growth responsible for managing M&A and strategy, during the time of the merger of Interbrew and AmBev in 2004, and prior to that he held operational management roles as Zone President in the U.S., Central and Eastern Europe, and Western Europe. Mr. Descheemaeker started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. Mr. Descheemaeker served as a Director on the Board of Anheuser-Busch InBev, a position he held from 2008 to April 2019.

MOHAMED ELSARKY
Mohamed Elsarky was President and CEO of Godiva Chocolatier Inc. from 2014 to 2017, based in New York and London; he was also a member of the Board. Mr Elsarky joined Godiva in 2010 when he served as President International, directing the company's strategy and operations across all markets outside US and Canada. From 2007 to 2009 Mr Elsarky served as an Operating Partner of Lion Capital, a leading private equity company based in London specializing in consumer brands. He was Executive Chairman of portfolio companies, identifying businesses for acquisition and developing strategies to develop them. He had direct responsibility for two such portfolio companies, Vaasan & Vaasan Group, the leading fresh bakery business in Finland and the Baltic region, and Ad van Gelovan, the market leader in frozen snacks in the Benelux. He was executive Chairman of both companies.
Director Since: 2017 Age: 61 Committees: • Nominating and Corporate Governance
JEREMY ISAACS CBE	Director Since: 2016 Age: 55 Committees: • Compensation (Chair)
Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a non-executive director of Marex Spectron, Food Freshness Technology and Landscape Acquisition Company. He participates in numerous philanthropic activities, holding a range of positions, including Trustee of The J Isaacs Charitable Trust, and Trustee of the Noah’s Ark Children’s Hospice. Mr. Isaacs is an Honorary Fellow of the London Business School. He served as non-executive director of Imperial College Healthcare NHS Trust from October 2013 to September 2016, and was a member of the British Olympic Advisory Board between 2007 and 2012 and a member of the Bridges Development Fund Advisory Board between 2008 and March 2018. Mr. Isaacs was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS.

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PROPOSAL I – ELECTION OF DIRECTORS > NOMINEES FOR DIRECTOR

JAMES E. LILLIE	Director Since: 2015 Age: 57 Committees: • Audit (Chair)
James E. Lillie served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in April 2016. He joined Jarden in 2003 as Chief Operating Officer and was named President in 2004 and CEO in June 2011. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. Since February 2017, Mr. Lillie has served on the board of directors of Tiffany & Co. and since October 2017 has served on the board of directors of J2 Acquisition Limited.

STUART M. MACFARLANE	Director Since: 2019 Age: 51
Stuart M. MacFarlane joined the Whitbread Beer Company in 1992, which was later acquired by Interbrew and, subsequently, Anheuser-Busch InBev ("ABInBev"). At ABInBev, Mr. MacFarlane held various senior roles throughout the course of his career, including in Finance, Marketing, Sales and as Managing Director for the company's business in Ireland. He was appointed President of ABInBev UK & Ireland in 2008 and in 2012 became a member of the Executive Board of Management, serving as President of Central & Eastern Europe. Mr. MacFarlane most recently served as ABInBev's President of a combined Europe & Middle East from 2014 to May 2019. Mr. MacFarlane is currently serving as a director and member of the Corporate Governance Committee of Anadolu EFES, a brewer company, until May 28, 2019. He previously served as a director of ABI-EFES Russia & Ukraine, a joint venture of Anadolu EFES and ABInBev. Mr. MacFarlane has a degree in Business Studies from Sheffield University in the UK and is also a qualified Chartered Management Accountant.

LORD MYNERS OF TRURO CBE	Director Since: 2014 Age: 71 • Lead Independent Director Committees: • Nominating and Corporate Governance (Chair)
Lord Myners is Chancellor of the University of Exeter and a member of Court and Council of the London School of Economics and Political Science. He served as the Financial Services Secretary in Her Majesty’s Treasury, the United Kingdom’s finance ministry, from October 2008 to May 2010. Prior to his service at the Treasury, Lord Myners served as chairman or a member of the board of several organizations, including as chairman of Guardian Media Group from 2000 to 2008, director of GLG Partners Inc. from 2007 to 2008, Director of Land Securities Group plc from 2006 to 2008 (chairman from 2007 to 2008), chairman of Marks & Spencer plc from 2004 to 2006, and chairman of Aspen Insurance Holdings Ltd from 2002 to 2007. Lord Myners served as chairman of Platform Acquisition Holdings Limited (now known as Element Solutions Inc) from April 2013 until its business combination with MacDermid, Incorporated in October 2013. He also served as the chairman of Justice Holdings Limited, a special purpose acquisition company, from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. From 1986 to 2001, he served as a director of Gartmore Investment Management Limited. He has also served in an advisory capacity to the United Kingdom Treasury and the United Kingdom Department of Trade & Industry, with particular focus on corporate governance practices. Other positions held by Lord Myners have included chairman of the Trustees of Tate, chairman of the Low Pay Commission, a member of the Court of the Bank of England, a member of the Investment Board of GIC, Singapore’s sovereign wealth fund. Lord Myners is

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PROPOSAL I – ELECTION OF DIRECTORS > NOMINEES FOR DIRECTOR

currently serving as a non-executive director of Windmill Hill Asset Management. He is vice chairman of Global Counsel, the non-executive chairman of Autonomous Research LLP, chairman and a partner of Cevian Capital LLP and Chairman of Daniel J Edelman (UK). Lord Myners is a graduate, with honors, from University of London and has an honorary doctorate from the University of Exeter. He is a Visiting Fellow at Nuffield College, Oxford and an Executive Fellow at London Business School. He is a crossbench member of the UK’s House of Lords, the senior chamber in Parliament.

VICTORIA PARRY	Director Since: 2016 Age: 53 Committees: • Compensation • Nominating and Corporate Governance
Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director and consultant to the funds industry. Prior to the merger of Man Group plc with GLG Partners, Inc. in 2010, she was Senior Legal Counsel for GLG Partners LP. Ms. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Ms. Parry practiced as a solicitor with a leading London based firm of solicitors. Ms. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Ms. Parry is a solicitor and a member of the Law Society of England and Wales. Ms. Parry is a director of a number of other companies.

SIMON WHITE	Director Since: 2016 Age: 60 Committees: • Audit
Simon White was, until 2014, Chief Operating Officer of Man Group PLC where he was a member of the Executive Committee. Prior to the merger of Man Group PLC with GLG Partners, Inc. in 2010, Mr. White served as Chief Operating Officer of GLG Partners, Inc. from its inception and was also Chief Financial Officer until mid-2008. From 1993 to 2000 he worked at Lehman Brothers in a number of different roles. Since 2014, Mr. White has been involved in leadership roles in a range of early stage businesses with a special focus on FinTech, and is currently a director of Axim Holdings Limited. In 2017, he became a non-executive director of Ask Inclusive Finance and has previously served as a non-executive director of Bridge Invest Limited. Mr. White is a Fellow of the Institute of Chartered Accountants in England and Wales.

SAMY ZEKHOUT	Director Since: 2018 Age: 56
Samy Zekhout has served as Chief Financial Officer of Nomad since April 1, 2018. Prior to joining the Company, Mr. Zekhout most recently served as CFO and Vice President of Global Grooming at Procter & Gamble since 2007. Mr. Zekhout has held various finance roles at Procter & Gamble throughout the course of his more than 30-year career at that company.

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CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

As we are a foreign private issuer, as defined by the rules of the SEC, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required for U.S. domestic issuers by both the SEC and the NYSE. While we voluntarily follow most NYSE corporate governance rules, we also take advantage of some limited exemptions, which we note in this “Corporate Governance” section.
Independence of Directors

In 2019, our Board undertook a review of director independence, which included a review of each director’s responses to questionnaires asking about any relationships with us. This review was designed to identify and evaluate any transactions or relationships between a director or any member of his or her immediate family and us, or members of our senior management or other members of our Board of Directors, and all relevant facts and circumstances regarding any such transactions or relationships. Based on this review, our Board has affirmatively determined that each of Messrs. Ashken, Elsarky, Isaacs, Lillie, MacFarlane, Myners and White and Ms. Parry meet the independence requirements of the NYSE’s corporate governance listing standards.
Because Mr. Gottesman and Sir Franklin are affiliated with entities that receive advisory fees from us, they are not independent under NYSE corporate governance listing standards. In addition, Messrs. Descheemaeker and Zekhout are executive officers of the Company, and Mr. Kenyon was, until August 2017, an executive officer of the Company, therefore, they are not independent.
Under BVI law, there is no requirement that our Board consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Eight of our current Board members are independent based on NYSE independence standards. While our Board’s non-management directors will meet regularly in executive session without management, our Board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.
The Board has created the position of Lead Independent Director to facilitate and strengthen the Board’s independent oversight of our performance and strategy and to promote effective governance standards.

Board Committees

Our Board has three standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, each of which operates under a written charter adopted by the Board. Each Committee reviews its charter periodically to recommend charter changes to the Board as appropriate. A current copy of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters is available through the Investors—Corporate Governance link on our website, www.nomadfoods.com.
The table below provides the current membership and chairperson for each of our Committees and identifies our current Lead Independent Director.

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CORPORATE GOVERNANCE

Name	Audit	Compensation	Nominating and Corporate Governance	Lead Independent Director
Ian G.H. Ashken
Mohamed Elsarky
Jeremy Isaacs CBE		(Chair)
James E. Lillie	(Chair)
Lord Myners of Truro CBE			(Chair)
Victoria Parry
Simon White
___________________________________
= Committee member

Audit Committee

Responsibilities. Our Audit Committee is primarily responsible for, among other things, assisting the Board in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. Our Audit Committee meets at least quarterly with management and the independent auditors and reports on such meetings to the Board. The responsibilities of our Audit Committee as set forth in its charter include the following:

•	overseeing our financial reporting process and systems of internal accounting and financial controls;

•	overseeing the external audit of our financial statements;

•	overseeing our compliance with accounting policies;

•	overseeing our policies and procedures with respect to risk assessment and risk management;

•	assisting the Board with oversight of the Company’s compliance with legal and regulatory matters, including whistleblowing;

•	reviewing the Company’s public disclosures; and

•	reviewing related party transactions.
Independence and Financial Expertise. The Board reviewed the background, experience and independence of the current Audit Committee members and based on this review, the Board determined that each member of the Audit Committee:

•	meets the independence requirements of the NYSE’s corporate governance listing standards;

•	meets the enhanced independence standards for audit committee members required by the SEC; and

•	is financially literate, knowledgeable and qualified to review financial statements.
In addition, the Board determined that Mr. Lillie qualifies as an “audit committee financial expert” under SEC rules.

Nomad Foods | 2019 Proxy Statement 11

CORPORATE GOVERNANCE

Compensation Committee

Responsibilities. The responsibilities of our Compensation Committee as set forth in its charter include the following:

•	assisting the Board in evaluating potential candidates for executive positions;

•	determining the compensation of our chief executive officer;

•	making recommendations to the Board with respect to the compensation of other executive officers;

•	reviewing our incentive compensation and other equity-based plans; and

•	reviewing, on a periodic basis, director compensation.
Independence. The Board reviewed the background, experience and independence of the Compensation Committee members and based on this review, the Board determined that each member of the Compensation Committee meets the independence requirements of the NYSE’s corporate governance listing standards, including the heightened independence requirements specific to compensation committee members.

Nominating and Corporate Governance Committee

Responsibilities. The responsibilities of our Nominating and Corporate Governance Committee as set forth in its charter include the following:

•	identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board;

•	recommending directors to the Board to serve as members of each committee;

•	developing and recommending a set of corporate governance principles applicable to our company and overseeing Board evaluations; and

•	reviewing the structure, size and composition of the Board and making recommendations to the Board with regard to any changes it deems necessary.
Independence. The Board reviewed the background, experience and independence of the Nominating and Corporate Governance Committee members, and based on this review, the Board determined that each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE’s corporate governance listing standards.

Nomad Foods | 2019 Proxy Statement 12

Director Compensation

In 2018, each of our non-executive directors (except as indicated below) received, and, in 2019 will be entitled to receive, $50,000 per year together with an annual restricted stock grant issued under the Nomad Long Term 2015 Incentive Plan (“LTIP”) equal to $100,000 of Ordinary Shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date.

Directors who are members of Board committees received in 2018, and are also entitled to receive in 2019, an additional $2,000 per year per committee. The chairman of the Audit Committee, currently James E. Lillie, is entitled to receive $10,000 per year and the chairmen of the Compensation and the Nominating and Corporate Governance Committees, currently Jeremy Isaacs and Lord Myners, respectively, are entitled to receive $7,500 per year.

Mr. Gottesman and Sir Franklin have elected not to receive a fee in relation to their service as directors. Mr. MacFarlane joined the Board in May 2019 and, therefore, did not receive a fee in relation to service as a director during 2018.

Director fees are payable quarterly in arrears. In addition, all of the directors are entitled to be reimbursed by us for travel, hotel and other expenses incurred by them in the course of their directors’ duties.

Nomad Foods | 2019 Proxy Statement 13

EXECUTIVE COMPENSATION

Details regarding executive compensation for the year ended December 31, 2018, including (i) the compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers, as well as a description of the LTIP including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, are set forth under Item 6B – Compensation of Executive Officers and Directors in the Company’s Annual Report on Form 20-F, filed with the SEC on February 28, 2019 (the “2018 Form 20-F”).

Nomad Foods | 2019 Proxy Statement 14

PROPOSAL II — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee has selected PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for 2019, and our Board hereby submits that selection for ratification by our shareholders at the Annual Meeting. PwC has acted as our independent registered public accounting firm since the Company’s inception in 2014. The Audit Committee and the Board believe that the retention of PwC as our independent registered public accounting firm is in the best interest of the Company and our shareholders, and we are asking our shareholders to ratify the selection of PwC as our independent registered public accounting firm for 2019.
Although ratification is not required by our Memorandum and Articles or otherwise, we are submitting the selection of PwC to our shareholders for ratification because we value our shareholders' views on our Company's independent registered public accounting firm and as a matter of good corporate governance. The Audit Committee may consider the outcome of the shareholder vote in connection with the Audit Committee’s selection of our independent registered public accounting firm in the next fiscal year, but is not bound by the shareholders’ vote. Even if the selection is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time if it determines that a change would be in the best interests of our Company and our shareholders.
Principal Accountant Fees and Services

The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2018 and 2017, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2018	For the year ended December 31, 2017
Audit fees	2.8	2.8
Audit-related fees	0.1	0.2
Tax fees	1.1	0.8
All other fees	-	-
Total	4.0	3.8

Audit Fees
Audit fees in the year ended December 31, 2018 and 2017 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Nomad Foods | 2018 Proxy Statement 15

PROPOSAL II — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit-Related Fees
Audit fees in the year ended December 31, 2018 and 2017 were related to other assurance services on capital market transactions.
Tax Fees
Tax fees in the years ended December 31, 2018 and 2017 were related to tax compliance and other tax related services.
All Other Fees
There were no other fees in the years ended December 31, 2018 and 2017.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.
All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy. No such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Our Board recommends a vote FOR the ratification of the Audit Committee’s selection of PwC as our Independent Registered Public Accounting Firm for 2019.

Nomad Foods | 2019 Proxy Statement 16

OTHER MATTERS

Available Information

We maintain an internet website at www.nomadfoods.com. Copies of the Committee charters of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, can be found under the Investors—Corporate Governance link on our website, www.nomadfoods.com, and such information is also available in print to any shareholder who requests it through our Investor Relations department at the address below.
We will furnish without charge to each person whose proxy is being solicited, upon request of any such person, a copy of the 2018 Form 20-F as filed with the SEC, including the financial statements and schedules thereto, but not the exhibits. In addition, such report is available, free of charge, through the Investors—SEC Filings section of our internet website at www.nomadfoods.com. A request for a copy of such report should be directed to Nomad Foods Limited, No. 1 New Square, Bedfont Lakes Business Park Feltham, Middlesex TW14 8HA, Attention: Investor Relations. A copy of any exhibit to the 2018 Form 20-F will be forwarded following receipt of a written request with respect thereto addressed to Investor Relations.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting
To Be Held on June 19, 2019

This Proxy Statement and our 2018 Annual Report are available online at www.edocumentview.com/NOMD.

Nomad Foods | 2019 Proxy Statement 17

Nomad Foods VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 pm, (London Time), on June 18, 2019.

Online
Go to **www.investorvote.com/NOMD** or scan the QR code — login details are located in the shaded bar below.

Phone
- Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada.
- Outside USA, US territories & Canada, call 1-781-575-2300 on a touch tone telephone. Standard rates will apply.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2019 Annual Meeting Proxy Card

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

Nominee	For	Against	Abstain	Nominee	For	Against	Abstain	Nominee	For	Against	Abstain
01 - Sir Martin Ellis Franklin, KGCN	☐	☐	☐	02 - Noam Gottesman	☐	☐	☐	03 - Ian G.H. Ashken	☐	☐	☐
04 - Stéfan Descheemaeker	☐	☐	☐	05 - Mohamed Elsarky	☐	☐	☐	06 - Jeremy Isaacs CBE	☐	☐	☐
07 - James E. Lillie	☐	☐	☐	08 - Stuart M. MacFarlane	☐	☐	☐	09 - Lord Myners of Truro CBE	☐	☐	☐
10 - Victoria Parry	☐	☐	☐	11 - Simon White	☐	☐	☐	12 - Samy Zekhout	☐	☐	☐

	For	Against	Abstain
2. Ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2019	☐	☐	☐

Any other business that properly comes before the meeting or any adjournment or postponement thereof.

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

032ATF

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — Nomad Foods Limited

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2019 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting to be held on June 19, 2019

Mr. Stéfan Descheemaeker and Mr. Samy Zekhout (the "Proxy Holders"), or either of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Nomad Foods Limited to be held at the London Headquarters of Nomad Foods Limited, No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, on June 19, 2019 at 8:30 a.m. London time, or any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed by the undersigned. If no such directions are indicated, the Proxy Holders will have authority to vote FOR the election of all nominees for director and FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2019.

In their discretion, the Proxy Holders are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

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